Kevin Kelley Direct: +1 212.351.4022 Fax: +1 212.351.5322 KKelley@gibsondunn.com

June 20, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention: Mr. John Reynolds—Assistant Director

Re:	Comment Letter dated June 6, 2013
Ambev S.A.
Amendment No. 1 to Draft Registration Statement on Form F-4
File: 377-00131
CIK No. 0001565025
Companhia de Bebidas das Américas – Ambev
Form 20-F for Fiscal Year Ended December 31, 2012
File No. 001-15194

By letter dated June 6, 2013 (the “Second Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued comments to an amended draft registration statement on Form F-4 (the “Amended Form F-4”) that was confidentially submitted to the Commission by Ambev S.A. (hereinafter referred to as “Newbev” or the “Company”), which included as Annex A thereto the annual report on Form 20-F (the “2012 Form 20-F”) of Companhia de Bebidas das Américas – Ambev (“Ambev” and, together with Newbev, the “Companies”) for the fiscal year ended December 31, 2012 that was filed by Ambev with the Commission on April 30, 2013. Prior to submitting the Amended Form F-4, Newbev confidentially submitted to the Commission on March 18, 2013 the first version of this document (the “Original Form F-4”), with respect to which the Staff issued comments by letter, dated April 16, 2013 (the “Original Comment Letter”).

On behalf of Newbev, the issuer, and Ambev, the target company of the stock swap merger described in the Amended Form F-4 (the “Stock Swap Merger” or the “Transaction”), we provide the Companies’ responses below to the comments contained in the Second Comment Letter. For your convenience, we have reproduced below in bold each of the Staff’s comments and have provided the respective response immediately following each comment.

Tax Considerations, page 110

1.

We note your statement in the section “The Proposed Stock Swap Merger – Tax Treatment of the Proposed Stock Swap Merger,” on page 112, that “the following discussion assumes that the proposed Stock Swap Merger qualifies as a tax-free

United States Securities and Exchange Commission

Mr. John Reynolds

June 20, 2013

exchange.” Please note that it is inappropriate to assume away any legal conclusion underlying the tax opinion. Please revise your tax discussion to opine on whether the proposed stock swap merger qualifies as a tax-free exchange. For guidance see Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we have revised the U.S. tax disclosure in the Amended Form F-4 to explain why such disclosure is unable to offer a more definitive view as to why it is expected that the Stock Swap Merger will be treated as a tax free exchange for purposes of U.S. federal income tax.

Selected Historical and Pro Forma Financial Data, page 30

Selected Unaudited Pro Forma Per Share Data, page 38

2.	We note your response and revised disclosures in response to our prior comment 8. In order to provide an investor better understanding of the impact of the stock swap merger, please revise to include pro forma information (i.e. pro forma condensed balance sheet, pro forma condensed statements of income, and accompanying explanatory notes) as required by Article 11-02 (b) of Regulation S-X giving effect to the stock swap merger in addition to the disclosures already provided.

In response to the Staff’s comment, we have revised the Amended Form F-4 to include a condensed consolidated pro forma balance sheet as of December 31, 2012 and a condensed consolidated pro forma income statement for 2012 to give effect to the Contribution and to the Stock Swap Merger. Additionally, we included in the revised version of the Amended Form F-4 a condensed consolidated pro forma income statement for 2011 to give effect to the Contribution. The referred pro forma financial information complies with the requirements of Article 11-02(b) of Regulation S-X.

Combined financial statements of ABI’s interests in Ambev S.A. and Ambev

Notes to Ambev S.A. Predecessor Financial Statements

1. Corporate information

(a) The Proposed Transaction, Page F-33

3.

We note your response to our prior comment 18. If the contribution transaction occurs before the registration statement is declared effective, we will not object to your presenting the financial statements of ABI’s combined interests in Ambev S.A. and Ambev as Ambev S.A.’s predecessor financial statements. If this timing for the contribution transaction in fact will be the case, please revise to clearly state throughout

United States Securities and Exchange Commission

Mr. John Reynolds

June 20, 2013

the document that the contribution has occurred or will occur prior to the effectiveness of the registration statement and, as such, is the basis for presenting those predecessor financial statements. However, if the contribution transaction will occur after the registration statement is declared effective, we will need to further evaluate whether it would be more appropriate to include pro forma financial information giving effect to the contribution instead of presenting the predecessor financial statements described above. Please clarify for us your expected timing of the contribution transaction.

The contribution transaction has been approved by a shareholders’ meeting of Newbev held on June 17, 2013 and, therefore, is already legally effective under Brazilian law. The Amended Form F-4 has been revised accordingly to reflect this fact.

(c) Basis of Presentation of the Predecessor Financial Statements, page F-34

4.	We are continuing to evaluate your response to our prior comment 20 and the related issues. We may have further comments upon completion of our review.

Based on the discussions between Ms. Catherine Samsel of PricewaterhouseCoopers and Mr. Raj Rajan of the Staff, the Companies wish to provide additional information related to its May 21 response to Staff comment no. 20 of the Original Comment Letter.

There is currently no guidance in the International Financial Reporting Standards regarding the accounting treatment for combinations among entities under common control. When there is no specifically applicable standard or interpretation, International Accounting Standard (“IAS”) no. 8 requires management to develop a policy that is relevant to the decision-making needs of the user and that is reliable. The entity first considers requirements and guidance in other international standards and interpretations dealing with similar issues, and then the content of the Conceptual Framework of the International Accounting Standards Board (the “IASB”). Management may then consider the pronouncements of other standard-setting bodies that use a conceptual framework to the IASB’s as long as they do not conflict with the IASB’s sources of guidance [IAS no. 8, paragraphs 10-12].

The Companies believe that predecessor accounting is the most appropriate accounting to follow for this common control transfer. This is in line with certain other generally accepted accounting principles, such as those of the U.S. (“USGAAP”) and the U.K., that permit predecessor accounting to be used for group reconstructions and other common control transactions. The method to be applied by Newbev will incorporate results of operations and balance sheet of the acquired entity (i.e., Ambev) as if both entities (acquirer and acquiree) had always been combined. The numbers from the highest level of common control are normally used in predecessor accounting.

United States Securities and Exchange Commission

Mr. John Reynolds

June 20, 2013

The Companies note that the accounting that they plan to adopt with regard to this common control transfer is consistent with the guidance in USGAAP ASC 805-50-30-5. Such guidance provides:

When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of the transfer. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, for example, because pushdown accounting had not been applied, then the financial statements of the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.

Form 20-F, Annex A

Share Ownership, page A-71

5.	We note your response to comment 23 in our letter dated April 16, 2013, however, we do not see the revised disclosure. Please advise.

As my colleague Fernando Almeida discussed with Mr. Cory Jennings of the Staff on June 6, 2013, the Companies had understood Staff comment no. 23 of the Original Comment Letter to apply to pages 87 and A-89 of the Original Form F-4, as both those pages contained the same paragraph on the amount of Ambev shares held in the United States. Therefore, when preparing the Amended Form F-4, revisions in response to Staff comment no. 23 of the Original Comment Letter were made to the referred paragraph, which appeared on pages 143 and A-92 of the Amended Form F-4.

As further discussed by Mr. Almeida and Mr. Jennings, a minor clarification has now been implemented to the same paragraph, which now appears on pages 143 and 150 of the revised version of the Amended Form F-4 that is being filed concurrently with this correspondence, in order to explain that the Ambev shares held in the form of American Depositary Shares are deemed to be the Ambev shares held in the host country (i.e., the United States) for purposes of the disclosure required under Item 7.A.2 of the Commission’s Form 20-F guidelines.

United States Securities and Exchange Commission

Mr. John Reynolds

June 20, 2013

Finally, as further discussed by Mr. Almeida and Mr. Jennings, the same clarification is not at this time being made to the equivalent disclosure in the 2012 Form 20-F attached as Annex A to the revised version of the Amended Form F-4, and Ambev does not intend to file an amendment to the 2012 Form 20-F to reflect this change, but, as discussed with Mr. Jennings, the company undertakes to make such clarification in its annual report on Form 20-F for the year ended December 31, 2013 to be filed in 2014 (or sooner if the Staff issues a subsequent comment to the 2012 Form 20-F requiring that for any other reason an amendment be made to that annual report).

Exhibits

6.	We note your response to comment 24 in our letter dated April 16, 2013. Please provide us with additional analysis as to why exhibits 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14 and 10.15 are not material to the company and are not required to be filed pursuant to Item 601(a) of Regulation S-K. Also provide us with additional analysis as to why exhibit 10.16 is not required to be filed pursuant to Item 601(a) of Regulation S-K. We may have further comment.

In the Original Comment Letter, the Staff had requested that a complete version of Exhibit 10.8 (the “Incorporação Agreement”) to the Original Form F-4 be filed with all its schedules, annexes and exhibits and that an executed version of Exhibit 10.10 (the “Labatt Tax Reassessment Letter”) to the Original Form F-4 be filed as well. As discussed by my colleague Fernando Almeida and Mr. Ronald E. Alper of the Staff, on June 12, 2013, the Incorporação Agreement is the acquisition agreement for Ambev’s March 2004 purchase of a controlling stake in Labatt, which currently represents the Canadian operations of Ambev. Exhibits 10.9 through 10.15, which include the Labatt Tax Reassessment Letter, consist of ancillary documentation that was at the time material to that acquisition.

When first filed with the Commission in 2005 as exhibits to Ambev’s annual report on Form 20-F for the year ended December 31, 2004, Exhibits 10.8 through 10.15 to the Original Form F-4 met the two basic prongs for a contract to fall under the concept of a “material contract” that is required to be filed as an exhibit pursuant to the provisions of Exhibits Instruction no. 4(a) of the Commission’s Form 20-F guidelines (which provisions are also set forth in Item 601(b)(10)(i) of Regulation S-K): (i) the Incorporação Agreement and its ancillary documentation filed as Exhibits 10.9 through 10.15 to the Original Form F-4 related to a transaction (i.e., the purchase of a controlling stake in a company) that was at the time material to Ambev and (ii) the acquisition of material assets is not part of Ambev’s ordinary course of business.

United States Securities and Exchange Commission

Mr. John Reynolds

June 20, 2013

Pursuant to its terms, the Incorporação Agreement established certain post-closing obligations, including an obligation by Anheuser-Busch InBev N.V./S.A. (“ABI”) to indemnify Ambev, Labatt and their respective officers, directors, employees, stockholders, agents and representatives against losses that might be incurred in respect of certain liabilities of Labatt for Canadian federal and provincial income taxes, as a result of certain reassessments that could be issued to Labatt. As a result, Exhibits 10.8 through 10.15 to the Original Form F-4 continued to be filed as exhibits to Ambev’s subsequent annual reports on Form 20-F to comply with a specific provision of Exhibits Instruction 4(a) of the Commission’s Form 20-F guidelines (which specific provision is also set forth in Item 601(b)(10)(i) of Regulation S-K) that requires that these materials be filed if they were entered into not more than two years prior to the relevant filing date.

However, as explained in the Companies’ May 21, 2013 response to Staff comment no. 23 contained in the Original Comment Letter, Ambev’s acquisition of a controlling stake in Labatt under the Incorporação Agreement was consummated in August 2004. In addition, all material post-closing obligations under that agreement have long been fulfilled, including all material tax indemnification obligations referred to in the Labatt Tax Reassessment Letter.

As a result, the referred exhibits are no longer and have not been for a number of years material to Ambev, as the material obligations set forth thereunder have been fulfilled and are unable to produce any material impact to Ambev going forward. Moreover, Ambev’s Canadian operations represented by Labatt have been fully integrated into Ambev for several years now. Consequently, it was no longer necessary to have included Exhibits 10.8 through 10.15 to the Original Form F-4 as exhibits to Ambev’s latest annual reports on Form 20-F to comply with the two-year “look-back” period of Item 601(b)(10)(i) of Regulation S-K. For the same reason, the referred exhibits should not have been included as exhibits to the Original Form F-4, as the Incorporação Agreement has been executed long before the two-year period prior to upcoming effectiveness of the revised version of Newbev’s Amended Form F-4 and all the material post-closing obligations under that agreement have been settled.

Exhibit 10.16, which the Staff in its Original Comment Letter requested be filed as a complete document with all its schedules, annexes and exhibits, should also have been left out of the Original Form F-4. This exhibit consists of a license agreement between ABI and Ambev that allows ABI and Ambev to distribute in their respective territories of operation certain beverages produced by each other (the “License Agreement”).

Entering into license agreements to allow third parties to distribute Ambev’s products in their territory or to permit that Ambev distribute the products of other beverage companies in Ambev’s territories is part of Ambev’s ordinary course of business. As a result, with respect to contracts entered into the ordinary course of business, materiality alone is not sufficient to

United States Securities and Exchange Commission

Mr. John Reynolds

June 20, 2013

trigger the filing requirement of Item 601(b)(10)(i) of Regulation S-K. On the other hand, under Item 601(b)(10)(ii)(B) of Regulation S-K, contracts entered into by a registrant in the ordinary course of its business, including franchise, license and other related agreements, are required to be filed as exhibits if the registrant’s business depends on those contracts to a material extent.

However, the business of Ambev is not dependent on the License Agreement. In fact, it is not material to Ambev’s business as it represented only approximately 0.5% of Ambev’s 2012 net sales. Therefore, the License Agreement was not required to have been filed as an exhibit to the Original Form F-4.

We appreciate in advance your time and attention to our response. Should you have any additional questions or comments, please feel free to call me at +1 212-351-4022.

Sincerely,

/s/ Kevin W. Kelley

Kevin W. Kelley

KWK/FA

Enclosure.

cc:	Nelson José Jamel - Chief Financial Officer